

05040119

ES
E COMMISSION
20549

VF 4-13-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1020
(No. and Street)

Santa Monica	California	90402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Marlett (310) 526-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200,	Encino,	California	91316
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 29 2005
THOMSON FINANCIAL



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Marlett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



JULIE A. DAD
COMM. # 1310096
NOTARY PUBLIC ● CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. JUNE 22, 2005

Christopher Marlett
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MDB CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2004

	Focus 12/31/04	Audit 12/31/04	Change
Members' equity, December 31, 2004	$ 7,077,003	$ 7,032,743	$ 44,260
Subtract - Non allowable assets:			
Non-marketable securities	355,710	355,710	-
Fixed assets	377,845	340,340	37,505
Other assets	27,037	27,983	(946)
Tentative net capital	6,316,411	6,308,710	7,701
			-
Haircuts:	634,260	634,260	-
			-
NET CAPITAL	5,682,151	5,674,450	7,701
			-
Minimum net capital	(100,000)	(100,000)	-
			-
Excess net capital	$ 5,582,151	$ 5,574,450	7,701
Aggregate indebtedness	818,654	826,355	(7,701)
Ratio of aggregate indebtedness to net capital	0.14%	0.15%	

The differences were caused by depreciation and prepaid expenses

The accompanying notes are an integral part of these financial statements

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

April 6, 2005

Janusz Jach, Special Investigator
NASD
300 S. Grand Avenue, Suite 1600
Los Angeles, CA 90071



Re: MDB Capital Group, LLC (CRD# 42677)
Certified Audit Amendment

Dear Mr. Jach:

Please find enclosed pursuant to your letter dated March 29, 2005, the amended page to the certified audit for the period ending December 31, 2004.

Should you have questions, please call Dave Banerjee at (818) 382-7720.

Sincerely,



Dave Banerjee, C.P.A.

Cc: Attention: Sherry Lawrence (1copy)
NASD Regulation Inc.
Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

Securities Exchange Commission (2 copies)
450 5th Street N.W.
Washington, DC 20549

Securities and Exchange Commission (1 copy)
Pacific Regional Office
Attn: Cindy Wong
5670 Wilshire Blvd. 11th Floor
Los Angeles, CA 90036-3648

Mr. Christopher Marlett
MDB Capital Group, LLC
401 Wilshire Blvd., Suite 1020
Santa Monica, CA 90402